[Metals USA Holdings Corp. Letterhead]

May 19, 2011

BY EDGAR AND HAND DELIVERY

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metals USA Holdings Corp.

Form 10-K for the Year Ended December 31, 2010

Filed March 16, 2011

File No. 001-34685

Flag Intermediate Holdings Corporation

Form 10-K for the Year Ended December 31, 2010

Filed March 16, 2011

File No. 333-132918

Metals USA, Inc.

Form 10-K for the Year Ended December 31, 2010

Filed March 16, 2011

File No. 001-13123

Dear Mr. Humphrey:

This letter responds to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 9, 2011, regarding the above-captioned filings (the “Forms 10-K”) of Metals USA Holdings Corp., a Delaware corporation (the “Company”) and Flag Intermediate Holdings Corporation (“Flag Intermediate”) and Metals USA, Inc. (“Metals USA”).

Securities and Exchange Commission

May 19, 2011

We have also filed Amendment No. 1 to the Company’s Form 10-K for the year ended December 31, 2010 and Amendment No. 1 to Flag Intermediate and Metals USA’s Form 10-K for the year ended December 31, 2010. Both filings amend and restate the disclosure under Part II, Item 9A (Controls and Procedures) in response to comment 4 below.

For your convenience, set forth in italics below are your numbered comments, with the Company’s responses immediately following.

Metals USA Holdings Corp.

Form 10-K for the Year Ended December 31, 2010

Item 7 – Critical Accounting Policies and Estimates, page 49

1.	Reference is made to Note 3 (page 64) where write-downs in inventories have occurred in two of the last three fiscal years, including a highly material write-down of $53.4 million recognized in fiscal 2009. In light of these write-downs and inventory being your largest asset that represents approximately 40% of total assets, we believe your disclosure in this section for inventories should be more robust.

In this regard, the disclosure should focus and identify the material estimates, assumptions and uncertainties involved in applying an accounting principle. You should address why your accounting estimates or assumptions bear the risk of change by analyzing such factors as how you arrived at the estimates and assumptions, how accurate they have been in the past and whether they are reasonably likely to change in the future. In addition, you should analyze the specific sensitivity to change for your critical estimates and assumptions with qualitative as well as quantitative information. Please refer to the guidance in Section V (Critical Accounting Estimates) in FR-72 (Release No. 33-8350). Please revise accordingly.

The Company advises the Staff that it has revised its critical accounting policy for inventory in its Forms 10-Q for the quarter ended March 31, 2011 in response to this comment to read as follows:

“Inventories— As of March 31, 2011 we had inventories of $338.3 million. Inventories are stated at the lower of cost or market (“LCM”). Our inventories are accounted for using a variety of methods including specific identification, average cost and the first-in, first-out method of accounting. Under the LCM concept, the Company is required to recognize an additional expense in cost of sales in the current period for any inventory whose replacement cost has declined below its carrying cost.

We conduct an LCM inventory valuation annually as of December 31 or more frequently if circumstances indicate potential write-downs. The LCM valuation requires us to review product specific facts and circumstances, including current selling prices, estimated costs to complete and deliver the product, expectations for normal profit margins, costs currently in inventory, as well as current replacement costs.

Securities and Exchange Commission

May 19, 2011

In addition to making an assessment of current selling prices relative to product cost, we also review customer purchasing trends and take into consideration the current economic environment as it relates to our industry and the end-use industries of our customers.

During 2008 and 2009, the global financial crisis caused significant contraction in industrial production world-wide. The reduction in demand for metals was driven by widespread inventory destocking throughout the supply chain as industry participants looked to preserve liquidity by reducing their investment in working capital. As a direct consequence of the rapid and unprecedented decline in metals prices we experienced as a result of the economic recession discussed above, we recorded $53.4 million of write-downs during the year ended December 31, 2009, as compared to $6.8 million of write-downs during the year ended December 31, 2008, for inventory LCM adjustments in our metal service center businesses.

We have not recorded any LCM adjustments since 2009, as the pricing environment relative to metal costs has been more favorable since approximately the second quarter of 2009. We continue to manage our inventory by working to optimize the tradeoff between holding inventory and forgoing incremental sales.

We regularly review inventory on hand and may periodically record provisions for damaged and slow-moving inventory based on the factors discussed above. Adjustments made with respect to inventory valuation often relate to improved information not previously available. Uncertainties with respect to inventory valuation are inherent in the preparation of financial statements. The rate of future losses associated with damaged or slow moving inventory, or LCM write-downs, may not be similar to past experience.”

The revised disclosure with respect to our critical accounting policy for inventory will be updated as appropriate and included in future filings.

Note 5 – Intangible Assets, page 65

2.	We note from your disclosure here that the fair value of identifiable intangible assets was determined based on valuation appraisals. Please tell us in your response who performed these appraisals and the level of reliance placed on such appraisals. As the financial statements are the responsibility of management, please clarify your disclosure if management considered the valuations provided in these appraisals in determining the final amounts they believe are appropriate in the financial statements. We may have further comment on your response.

The Company advises the Staff that management has engaged Arthur Consulting Group to provide independent valuations that management considers in its allocations of purchase price in connection with Company acquisitions. With regard to the acquisition of The Richardson Trident Company (“Trident”), management engaged KPMG LLP to provide an independent valuation that management considered in its allocation of the Trident purchase price.

Securities and Exchange Commission

May 19, 2011

We create our own internal models for analyzing and valuing acquisition targets, including developing our own technical details for measuring and interpreting the drivers of value that are specific to each acquisition target. We then typically record our preliminary estimates produced by our internal valuation models in our financial statements.

Subsequent to the closing of an acquisition, we engage an independent valuation consultant to assist management in achieving an in-depth understanding of the value of each business or asset acquired, and as a means to test the validity of our own valuation results. We believe our valuation consultants employ well established technical knowledge which, when combined with the in-depth industry knowledge provided by management, ensures that the valuation results are consistent with sound economic logic.

Management reviews the results of our third party valuations for reasonableness. Historically, we have made certain adjustments to the preliminary amounts recorded by the Company based on conclusions reached by our valuation consultants, typically as a result of their extensive research and analysis of target company specific data produced by the availability of greater resources, and due to specific valuation concepts and methodologies for which they possess an enhanced level of expertise.

On a prospective basis beginning with our Forms 10-K for the year ended December 31, 2011, we will clarify our accounting policy disclosure to state that:

“Management estimates of the fair value of intangible assets are based on various valuation techniques, including the discounted value of estimated future cash flows over the life of the asset being evaluated, which is corroborated by external appraisal information. Adjustments to management’s valuations may be recorded in certain circumstances where, in the opinion of management, appraisal information may be more reflective of current appraisal techniques or may be more representative of the specific attributes of the business or assets for which the independent valuation is being performed.”

Note 17 – Earnings Per Share, page 85

3.	Please revise your disclosure to explicitly state the number potentially dilutive securities excluded from your calculation due to antidilution. If none, so state. Refer to the guidance in FASB ASC 260-10-50-1(c). Please note this comment applies only to File No. 001-34685, Metals USA Holdings Corp.

The Company advises the Staff that we have revised our earnings per share disclosure in our Form 10-Q for Metals USA Holdings Corp. for the quarter ended March 31, 2011 to

Securities and Exchange Commission

May 19, 2011

state that there were 632,000 potentially dilutive securities excluded from our calculation of earnings per share due to antidilution for the quarter ended March 31, 2011 and that there were no potentially dilutive securities excluded from our calculation of earnings per share due to antidilution for the quarter ended March 31, 2010. We will include a statement to this effect or, if applicable, explicitly state the number of potential dilutive securities excluded from our calculation due to antidilution in our future filings.

Item 9A – Controls and Procedures, page 87

4.	Reference is made to the disclosure in Metals USA Holdings Form 10-K that the annual report does not include management’s assessment regarding internal control over financial reporting due to the transition period established by rules of the Securities and Exchange Commission for newly public companies. Furthermore, we note that the Form 10-K for Flag Intermediate Holdings (and Metals USA, Inc) does not contain any disclosure on management’s assessment of internal controls.

Although you are a new public company, it is solely with respect to your common stock sold through its IPO in April 2010. Each of the three companies previously filed Exchange Act reports (i.e. Forms 10-K) for a number of years through the previously issued public registration of debt. In addition, your filing of prior period Exchange Act reports has been continuous (with no break in reporting) prior to the effectiveness of your common stock IPO and contained management’s assessment of internal controls. In this regard, we believe the transition period afforded a new public company, as provided in Instruction 1 to Item 308 of Regulation S-K, pertains to a new registrant that did not previously file an Exchange Act Report. It provides a temporary phase-in period for registrants that did not previously perform a management’s assessment of internal controls. As such, a management’s assessment of internal controls is not temporarily suspended (under a transition period) for a registrant that solely registers additional public securities and previously filed Exchange Act reports.

Therefore, please revise each of your Form 10-K’s through an amendment to include all the information required by Item 308(a) on management’s assessment of internal controls. As provided above, this management assessment should be provided for both Metals USA Holdings and Flag Intermediate Holdings, as previously done in your prior Form 10-K filings.

Consistent with past practices, the Company’s management completed its assessment of internal controls over financial reporting for the fiscal year ended December 31, 2010. In preparing the Company’s first post-IPO Form 10-K for the period ending December 31, 2010, the Company reviewed the applicable SEC rules and regulations and published guidance from the Staff, including Instruction 1 to Item 308(a) and Release Nos. 33-8760 and 34-54942 and determined, in concert with its securities counsel, that the Company qualified for the transition period for “newly public companies” and, therefore, that it did not need to comply with the disclosure requirement contained in Item 308(a) with respect to management’s report on internal control over financial reporting in its first post-IPO

Securities and Exchange Commission

May 19, 2011

annual report. It is important to note, however, that although the Company omitted the disclosure required by Item 308(a) in reliance on the SEC’s transition relief provisions, the Company’s management nonetheless performed the required evaluations of its internal control over financial reporting and filed the full certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to both Form 10-K filings. Management determined that its controls were effective as of the period covered by the reports. See Exhibits 31.1 and 31.2 to the Company’s Form 10-K and Exhibits 31.1 through 31.4 to the Form 10-K of Flag Intermediate and Metals USA. The Company relied on the transition relief only to omit the disclosure; it did not fail to perform the required evaluations and include the appropriate certifications of its Chief Executive and Chief Financial Officers. Based on our discussions with the Staff, however, we understand that the Staff’s position is inconsistent with the Company’s interpretation, and the Company therefore has amended the Company’s Form 10-K, and the Form 10-K of Flag Intermediate and Metals USA, to include management’s annual report on internal control over financial reporting as requested.

5.	In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

After reviewing the Staff’s guidance regarding newly reporting companies, and on the advice of counsel, the Company concluded that it could rely on Instruction 1 to Item 308 of Regulation S-K and therefore did not need to include management’s report on internal control over financial reporting in the Forms 10-K. Even if this conclusion was inconsistent with the Staff’s position, the Company believes that appropriate disclosure controls and procedures were in place at the end of the fiscal period covered by the reports, as evidenced by the fact that this issue was raised and considered internally and with outside counsel. As described in response to comment 4, above, the Company did in fact perform internal control evaluations for the fiscal year ended December 31, 2010. We note that, in the Section 302 certifications filed as exhibits to the Forms 10-K, the Company’s Chief Executive and Chief Financial Officers certified as to their responsibility for “establishing and maintaining disclosure controls,” and regarding the establishment of internal controls that “provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.” Therefore, the Company remains confident in its assessment of the effectiveness of its disclosure controls and procedures for the fiscal year ended December 31, 2010.

Form 8-K – Dated March 11, 2011

6.

Reference is made to the above Form 8-K where you solely disclose information under Item 2.01 with the March 11, 2011 acquisition of Richardson Trident Company (“Trident”) for approximately $92 million. It appears your investment in Trident was at a 13% significance level based on the significance test in Rule 1-02(w) of Regulation S-X.

Securities and Exchange Commission

May 19, 2011

Presumably, financial statements (audited for Trident and pro forma) under Item 9 are not being filed as you may have determined the significance level for this acquisition to be below the 20% level for all three tests.

We note from acquisition information published on March 11, 2011 by Stephanie Shyu of FNN Online (or Financial News Network) at www.fnno.com that the company stated (i) Trident has a high EBITDA margin; (ii) it was acquired at an attractive valuation; and (iii) you anticipate that Trident’s contribution will be immediately accretive to your results. We also note the significant amount of revenue ($148 million) that Trident generated in the twelve months ended December 31, 2010 as reported in various news articles. In view of this information, we are unclear as to the income test significance level for this acquisition as well as the specific amount of income before taxes that Trident generated for its most recently completed fiscal.

Although the company reported $17.8 million of income before taxes in fiscal 2010, the income level significance for this acquisition based on the use of the five year income averaging method, as provided in note 2 for Rule 1 02(w) of Regulation S-X, enables you to determine significance for this acquisition against the $45.3 million (five-year average) of income before taxes. If the specific amount of Trident’s income before taxes for its most recently completed fiscal year exceeds $9.06 million (i.e. 20% significance level), audited and pro forma financial statements is required for this acquisition.

Please provide us with a complete and clear computation of the income test that details the Trident acquisition was not significant to require any financial statements.

Attached as Exhibit A please find management’s computation of the significance test calculations pursuant to Regulation S-X which demonstrates that the Trident acquisition was not significant to require financial statements to be filed pursuant to Item 9 of Form 8-K.

****

We respectfully believe that this letter, the revised disclosure included in the Company’s Form 10-Q filings for the quarter ended March 31, 2011 filed on May 16, 2011 and the amendments to the Forms 10-K filed today are responsive to the Staff’s comments. In making our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

May 19, 2011

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me by telephone at 954-202-4000 or by fax at 954-202-0271.

Very truly yours,

/s/ Robert C. McPherson, III
Robert C. McPherson, III

cc:	William A. Smith II, Chief Legal Officer, Metals USA Holdings Corp.

John B. Beckman, Esq., Hogan Lovells US LLP

Exhibit A

Significant Subsidiary Test

Historical as of December 31, 2010

Note:	The Company relied on Section 2025.2 of the SEC Financial Reporting Manual to use its most recent annual financial statements (2010) for comparison; however the results of of the significance test are unchanged using its 2009 financial statements. The Company used the acquisition target’s most recent annual financial statements (2010) for comparison.

	Inv. and Adv.	Assets	Pre-tax Income (loss)	Notes:
Metals USA Holdings Corp. (Registrant)
As of 12/31/10		$745,482,402
Avg. of last 5 years			$45,321,187	Avg. last 5 years:	$45,321,187
For the year ended 12/31/10				2010:	$17,848,990

Subsidiary/Acquiree
Acquisition Target	$92,557,412	$67,303,114	$2,517,468	Source: Trident Acquisition Materials

Significance of:
Acquisition Target	12.42%	9.03%	5.55%

Rule 3-05(b)(2):

The periods for which such financial statements are to be filed shall be determined using the conditions specified in the definition of significant subsidiary in Rule 1-02 (w) as follows:

(i) If none of the conditions exceeds 20%, financial statements are not required. However, if the aggregate impact of the individually insignificant businesses acquired since the date of the most recent audited balance sheet filed for the registrant exceeds 50%, financial statements covering at least the substantial majority of the businesses acquired shall be furnished. Such financial statements shall be for the most recent fiscal year and any interim periods specified in Rules 3-01 and 3-02.

(ii) If any of the conditions exceeds 20%, but none exceed 40%, financial statements shall be furnished for at least the most recent fiscal year and any interim periods specified in Rules 3-01 and 3-02.

(iii) If any of the conditions exceeds 40%, but none exceed 50%, financial statements shall be furnished for at least the two most recent fiscal years and any interim periods specified in Rules 3-01 and 3-02.

(iv) If any of the conditions exceeds 50%, the full financial statements specified in Rule 3-01 and 3-02 shall be furnished. However, financial statements for the earliest of the three fiscal years required may be omitted if net revenues reported by the acquired business in its most recent fiscal year are less than $25 million.

Rule 3-05(b)(3):

The determination shall be made by comparing the most recent annual financial statement of each such business, or group of related businesses on a combined basis, to the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition. However, if the registrant made a significant acquisition subsequent to the latest fiscal year-end and filed a report on Form 8-K which included audited financial statements of such acquired business for the periods required by this section and the pro forma financial information required by Article 11, such determination may be made by using the pro forma financial amounts for the latest fiscal year in the report on Form 8-K rather than by using the historical amounts of the registrant. The tests may not be made by annualizing data.

Rule 1-02(w):

The term “significant subsidiary” means a subsidiary, including its subsidiaries, which meets ANY of the following conditions:

A.	Investments in and advances to the sub. exceed 10% of the total consol. assets;

B.	Share of the total assets (exclude intercomp.) of the sub. exceeds 10% of the total consol. assets;

C.	Equity in the income before income taxes exceeds 10% of the consolidated pretax income.

Computational Exceptions:

1. When a loss has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary should be excluded from the income of the registrant and its subsidiaries consolidated for purposes of the computation.

2. If income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10% lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.

3. Where the test involves combined entities, as in the case of determining whether summarized financial data should be presented, entities reporting losses shall not be aggregated with entities reporting income.